Exhibit 16.1

November 13, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated November 13, 2023 of WeWork Inc. and are in agreement with the statements contained in the paragraphs one through four therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

/s/ Ernst & Young LLP